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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                         For the Month of November 2003

                                  ------------

                         (Commission File. No 0-30718).

                                   -----------


                   SIERRA WIRELESS, INC., A CANADA CORPORATION
                  (Translation of registrant's name in English)


                               13811 WIRELESS WAY
                   RICHMOND, BRITISH COLUMBIA, CANADA V6V 3A4
              (Address of principal executive offices and zip code)


        Registrant's Telephone Number, including area code: 604-231-1100


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                           Form 20-F  X                      40-F
                                     ---                         ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:


                               Yes:                         No:    X
                                     -------                    -------

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NEWS RELEASE TRANSMITTED BY CCN MATTHEWS

FOR:  SIERRA WIRELESS, INC.

TSX SYMBOL:  SW
NASDAQ SYMBOL:  SWIR

NOVEMBER 4, 2003


            SIERRA WIRELESS, INC. ANNOUNCES OFFERING OF COMMON SHARES




Vancouver, BC - Sierra Wireless, Inc. (NASDAQ: SWIR, TSX: SW), today announced that it has filed a preliminary short form prospectus and related documents with the securities regulatory authorities in all provinces of Canada, and a registration statement on Form F-10 with the United States Securities and Exchange Commission, in connection with the offering in Canada and the United States of 4,000,000 common shares. The offering consists of 3,842,222 common shares being offered from treasury by Sierra Wireless and 157,778 common shares being offered by way of a secondary offering by two retiring officers of Sierra Wireless. Sierra Wireless has granted to the underwriters an over-allotment option to purchase up to an additional 600,000 common shares. The final terms of the offering will be determined at the time of pricing. Sierra Wireless anticipates that pricing and completion of the offering will occur within the next two weeks. The proceeds from the offering will be used by Sierra Wireless for working capital and general corporate purposes, including acquisitions. Lehman Brothers Inc. and CIBC World Markets Inc. are the underwriters and joint bookrunners for the offering. Copies of the preliminary prospectus may be obtained from Lehman Brothers at, c/o ADP Financial Services, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, New York, 11717, phone: (631) 254-7106, fax: (631) 254-7628, e-mail: niokioh_wright@adp.com, or from CIBC World Markets via fax at (212) 667-6136 or via e-mail at useprospectus@us.cibc.com.


A registration statement relating to the common shares has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. The common shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully integrate AirPrime into our business and our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.



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About Sierra Wireless

Sierra Wireless is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle. Sierra Wireless develops and markets AirCard, the industry-leading wireless PC card line for portable computers; embedded modules for OEM wireless applications; the MP line of rugged vehicle-mounted connectivity solutions and Voq, a line of professional phones with easy-to-use, secure software solutions for mobile professionals. For more information on Sierra Wireless, visit our web site at www.sierrawireless.com. For more information on Voq professional phones, visit our web site at www.voq.com.

"AirCard" and "Voq" are trademarks of Sierra Wireless, Inc.


FOR FURTHER INFORMATION PLEASE CONTACT:
Sierra Wireless, Inc.
Peter W. Roberts, CA, CPA
Chief Financial Officer
(604) 231-1192
Website: www.sierrawireless.com
Email: proberts@sierrawireless.com.




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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Sierra Wireless, Inc.



                                       By: /S/  PETER W. ROBERTS
                                                ---------------------
                                       Peter W. Roberts, Chief Financial Officer

Date: November 5, 2003